UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549



                             AMENDMENT NO. 1
                                    TO

                              SCHEDULE 14D-1
                          Tender Offer Statement
   Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                           ___________________


                      American Safety Razor Company
                        (Name of Subject Company)

                   J.W. Childs Equity Partners II, L.P.
                      RSA Holdings Corp. of Delaware
                          RSA Acquisition Corp.
                                (Bidders)


                 Common Stock, $0.01 par value per share
                      (Title of Class of Securities)


                                029362100
                  (CUSIP Number of Class of Securities)

                               Adam Suttin
                   J.W. Childs Equity Partners II, L.P.
                            One Federal Street
                            Boston, MA  02110
                              (617) 753-1100
         (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Bidders)

                                 Copy to:

                           Mario A. Ponce, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                        Telephone: (212) 455-2000

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 22, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the Offer to Purchase), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
Bidder.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On March 19, 1999, J.W. Childs Equity Partners II, L.P. issued a press release with the Company announcing that RSA Acquisition Corp.
has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, on Friday, April 2, 1999. Accordingly, the Expiration Date shall be 5:00 P.M. on Friday, April 2, 1999 unless the Offer is further extended. The press release also announced that J. W. Childs
Equity Partners II, L.P. had received early termination of the waiting period under the Hart-Scott-Rodino Act relating to the Offer. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.

Item 10.  Additional Information.

     Items 10(b), (c), (d) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(9) Press release issued by J.W. Childs Equity Partners II, L.P. and American Safety Razor Company on March 19, 1999.

                                SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  RSA Holdings Corp. of Delaware


                                  By: /s/    Adam Suttin
                                      Name: Adam Suttin
                                      Title: President

                                  RSA Acquisition Corp.


                                  By: /s/ Adam Suttin
                                      Name: Adam Suttin
                                      Title: President

                                      J.W. Childs Equity Partners II, L.P.

                                        By: J.W. Childs Advisors II, L.P.
                                            its general partner

                                           By: J.W. Childs Associates, L.P.
                                               its general partner

                                               By: J.W. Childs Associates, Inc.
                                                   its general partner

                                               By: /s/  Adam Suttin
                                                   Name: Adam Suttin
                                                   Title: Vice President



Date: March 19, 1999

                              EXHIBIT INDEX


Exhibit                                                                Page
  No.                          Description                             No.

11(a)(9) Press release issued by J.W. Childs Equity Partners II, L.P. and American Safety Razor Company on March 19, 1999